





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68237

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUB International Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Townsgate Road, Suite 101
(No. and Street)

Westlake Village (City) California (State) 91361 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Bazzini (530) 333-4810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

1 Mid America Plaza, Suite 700 (Address) Oak Brook (City) Illinois (State) 60522-3697 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denise Scher _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUB International Investment Services, Inc. _____ , as of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Denise Scher
Signature

President
Title

_____
Notary Public

SEE CALIFORNIA
_____JUR_____ FORM
ATTACHED J.T.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2017, by Denise Scher ______________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

John P. Tata
COMMISSION #2169656
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires November 21, 2020

(Seal) Signature ____________________



Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)

Report Pursuant to Rule 17a-5(d)
Financial Statements

As of December 31, 2016

Available for Public Inspection

Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Hub International Investment Services Inc.

We have audited the accompanying statement of financial condition of Hub International Investment Services Inc. (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hub International Investment Services Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 28, 2017

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Hub International Investment Services Inc.
(A Wholly Owned Subsidiary of Hub International Limited)
Statement of Financial Condition

	As of December 31, 2016
ASSETS	
CURRENT ASSETS:	
Cash	$ 4,297,294
Accounts receivable	858,162
Prepaid expenses	48,941
Total current assets	5,204,397
GOODWILL	4,496,895
OTHER INTANGIBLE ASSETS, net	7,903,196
NOTES RECEIVABLE-EMPLOYEES	90,686
TOTAL ASSETS	$ 17,695,174
LIABILITIES AND SHAREHOLDER'S EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued liabilities	$ 823,967
Intercompany payable to Parent and Subsidiaries	284,384
Total current liabilities	1,108,351
DEFERRED INCOME TAX LIABILITIES	626,097
CONTINGENT EARNOUT CONSIDERATION PAYABLE	860,619
NOTE PAYABLE	313,577
TOTAL LIABILITIES	2,908,644
SHAREHOLDER'S EQUITY:	
Common shares, no par value; 1,000 shares authorized; 100 issued and outstanding	-
Additional paid-in capital	15,403,643
Accumulated deficit	(617,113)
TOTAL SHAREHOLDER'S EQUITY	14,786,530
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 17,695,174

The accompanying notes are an integral part of this financial statement.

Note 1: Nature of Operations

Hub International Investment Services Inc., (the "Company", "we") is a financial services organization that offers investment solutions for customers by conducting business as an introducing broker-dealer and investment advisor. The Company also refers employee benefit plan customers or producers to a third-party broker-dealer to hold customer accounts and effect transactions in securities on behalf of such customers. The Company was incorporated in the state of Delaware in 2007, and obtained a license to conduct operations on January 8, 2010. The Company is a wholly owned subsidiary of Hub International Limited (the "Parent"), a global insurance brokerage company, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The investment advisor is registered with various state department entities.

Under its membership agreement with FINRA and the Securities and Exchange Act of 1934 ("Act") Rule 15c3-3(k)(2)(i) promulgated pursuant to the Act, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. The Company has engaged with third party broker-dealers that are responsible for opening accounts and effecting transactions for such customers. Therefore, the Company is exempt from the requirement of Rule 15c3-3 of the Act pertaining to the possession or control of customer assets and reserve requirements.

Note 2: Summary of Significant Accounting Policies

A. Use of estimates
The accompanying financial statements, and these notes, are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Accounts Receivable
Uncollected commissions and advisory fees from the third party broker dealers are recorded as accounts receivable on our balance sheets. Accounts receivable are stated net of an allowance for uncollectible accounts. Due to the immaterial nature of the Company's uncollectible commissions and advisory fees, an allowance for uncollectible accounts is not deemed necessary.

C. Goodwill and Intangible assets, net
Goodwill represents the excess of cost over fair value of identifiable net assets acquired through business acquisitions. In accordance with ASC 350, *Intangibles – Goodwill and Other*, goodwill is not amortized, but instead is reviewed for impairment on at least an annual basis.

In evaluating the recoverability of the carrying value of goodwill we must make assumptions regarding the fair value of the Company and determine if an indicator of goodwill impairment exists by comparing the carrying value of the Company with the estimated fair value. If we determine that an indicator of goodwill impairment exists, we must then quantify the actual goodwill impairment charge, if any, by comparing the carrying value of goodwill to its estimated fair value, based on the fair value of the Company's assets and liabilities as of the impairment test date. As of December 31, 2016, goodwill was deemed to not be impaired.

Intangible assets consist primarily of customer relationships and are amortized over their useful life which is based on the estimated timeframe over which the customer relationship is expected to contribute to the Company's future cash flows.

In evaluating the carrying value of intangible assets, the Company must determine if an indicator of impairment exists by comparing the carrying value of the asset with the estimated fair value. If the carrying value of the intangible asset is greater than its fair value as of the impairment test date, the Company must record an impairment charge equal to the calculated excess. As of December 31, 2016, intangible assets were deemed to not be impaired.

D. Income taxes

The Company files both the federal and state tax return on a consolidated basis with its Parent. The Company accounts for its income taxes using ASC 740, *Income Taxes*. ASC 740 requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carry forwards.

The Company reduces the carrying amount of deferred income tax assets, including the expected future benefit of operating loss carry forwards by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. Interest or penalties related to income tax deficiencies are reported as a component of income taxes. As of December 31, 2016 we performed our assessment of the realizability of deferred tax assets. Based on the anticipated reversal pattern of our taxable temporary differences, we believe our deferred tax assets are "more likely than not" to be realized. Therefore, no valuation allowance is required.

Note 3: Business Acquisitions

During 2016 the Company acquired substantially all of the assets of certain books of business for consideration of cash. With these acquisitions, the Company has expanded its geographic footprint and investment products and services. Goodwill arising from these acquisitions is a result of expected synergies from combining operations and intangible assets that do not qualify for separate recognition including the assembled workforce. To fund payments of these businesses the Parent made capital contributions of $8.7 million in 2016. The purchase price allocation for our year ended December 31, 2016 acquisitions are summarized in the table below:

	As of December 31, 2016			
	Parq Advisors	Norton Financial	Pinnacle Financial	Total Acquisitions
Consideration paid:				
Cash...	$ 1,200,000	$ 3,500,000	$ 3,240,000	$ 7,940,000
Contingent earnout consideration payable......	-	82,046	778,573	860,619
Total purchase price...........................	$ 1,200,000	$ 3,582,046	$ 4,018,573	$ 8,800,619
Allocation of purchase price:				
Intangible assets:				
Goodwill...	$ 24,948	$ 1,108,708	$ 1,425,726	$ 2,559,382
Customer relationships...........................	1,045,000	2,267,000	2,383,000	5,695,000
Broker dealer network...........................	43,000	51,000	48,000	142,000
Trade names......................................	19,000	36,000	37,000	92,000
Tangible assets:				
Current assets....................................	73,753	181,401	183,366	438,520
Total assets acquired............................	$ 1,205,701	$ 3,644,109	$ 4,077,092	$ 8,926,902
Noncurrent liabilities............................	5,701	62,063	58,519	126,283
Total liabilities acquired........................	$ 5,701	$ 62,063	$ 58,519	$ 126,283
Net fair value of assets acquired............	$ 1,200,000	$ 3,582,046	$ 4,018,573	$ 8,800,619
Date of acquisition.............................	7/1/2016	10/1/2016	12/1/2016	

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The fair value adjustments for the customer relationship and broker dealer network intangible assets were determined on an excess cash flow method. The fair value adjustments for the trade names were based on a relief from royalty method. See Note 6, "Commitments and Contingencies" for a detailed discussion of contingent consideration arrangements and liabilities in connection with the acquired business.

Note 4: Intangible Assets

Goodwill

In connection with certain of our acquisitions, we specifically identified Goodwill of $2,559,382. As of December 31, 2016, the goodwill balance is $4,496,895.

We expect that approximately $1,919,437 of our total goodwill balance will be deductible for income tax purposes in future periods.

Other Intangible Assets

The carrying amount of other intangible assets as of December 31, 2016 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:			
Customer Relationships	8,204,882	(1,056,869)	7,148,013
Trade Names	150,161	(55,925)	94,236
Total intangible assets subject to amortization	$ 8,355,043	$ (1,112,794)	$ 7,242,249
Indefinite-lived intangible assets:			
Trade Names			518,947
Broker Dealer Network			142,000
Total indefinite-lived intangible assets			660,947
Total other intangible assets, net			$ 7,903,196

In connection with certain of our acquisitions, we specifically identified customer relationship trade name intangible assets subject to amortization. Trade names are amortized on a straight-line basis over the applicable estimated useful life. The estimated useful life of the customer relationships and trade name assets recorded in connection with the acquisitions ranges from 6 years to 10 years and 2 years to 4 years, respectively.

We specifically identified our Hub International trade name as an indefinite-lived trade name. As of December 31, 2016, the indefinite-lived trade name is $518,947. In connection with certain of our 2016 acquisitions, we specifically identified an indefinite-lived broker-dealer network intangible asset. As of December 31, 2016, the indefinite-lived broker dealer network is $142,000.

Note 5: Notes Payable and Receivable

On May 20, 2015, we entered into a $461,325 Promissory Note (the "Note") with a third party broker-dealer responsible for opening accounts and effecting transactions for certain customers of the Company (the "Lender"). The note matures August 13, 2019 at a stated interest rate of zero unless an event of default, as defined in the Note ("Event of Default"), occurs. In accordance with GAAP, interest has been accrued at an approximate market rate for similar transactions

(1.53% as of December 31, 2016); upon an Event of Default, interest accrues starting on the date of default at an annual rate of the lesser of 1) prime plus 6% or 2) the highest rate allowed under applicable law.

As prerequisites to the Note, the Company agreed to certain covenants and restrictions and granted certain rights and interests to the Lender and the Parent provided an unconditional guarantee on the Company's obligations.

The Note contains a forgiveness provision whereby the balance due is forgiven if certain agreed upon cumulative gross commission and fee thresholds are met during the five year period ending on August 13, 2019. If the agreed upon thresholds are not met during the aforementioned five year period and no Events of Default have occurred, the Company has the option to either 1) extend the Note by one year in which the cumulative commission and fee thresholds for forgiveness then become measured over a six year period ending on August 13, 2020 or 2) repay a portion of the outstanding balance based on the actual level of cumulative commissions and fees attained. If the Company repays the portion of the outstanding balance based on the actual level of cumulative commissions and fees attained, the remaining portion of the balance will be forgiven.

Upon occurrence of an Event of Default, the Lender may declare the note due immediately. No Events of Default occurred as of or during the year ended December 31, 2016.

Subsequent to entering into the Note, we entered into loan agreements totaling $181,524 with certain employees of the Company (the "Employee Notes"). The Employee Notes mature on the same date of and are subject to the same interest terms and similar conditions of default, forgiveness and other provisions contained in the Note.

The balances of the Note and the Employee Notes were $313,577 and $90,686, respectively, as of December 31, 2016, and the entire balances, not considering the Event of Default or forgiveness provisions, are due August 13, 2019.

Note 6: Commitments and Contingencies

In connection with business acquisitions, the Company entered into agreements with the sellers to pay consideration that is contingent on achieving certain financial performance measures in future periods. As of December 31, 2016, the Company has $860,619 of contingent consideration, all of which is considered long term, accrued on the Statement of Financial Condition.

Changes in the amount of contingent earnout consideration during the year ending December 31, 2016 are as follows:

	Contingent Earnout Liability
Balance, January 1, 2016	$ 1,126,293
Business acquisitions...	860,619
Payments of contingent earnout consideration.....................	(1,094,830)
Changes in fair value of contingent earnout liability..............	(31,463)
Balance, December 31, 2016... $	860,619

The fair value of contingent consideration was determined based on the Company's best estimate of the present value of the expected future earn-out payment. The fair value estimate of contingent consideration payable is based on observations of historical operating trends for the acquired businesses and current market and economic conditions that the Company believes may impact earnout variables such as revenue and operating profits. When estimating contingent

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earnout consideration, we historically do not utilize a range of possible estimates but instead determine a reasonable point estimate of expected future payments. The Company's best estimates of contingent earnout consideration liabilities are generally updated on, at minimum, a quarterly basis to reflect current market and operating conditions.

Note 7: Income Taxes

The components of deferred tax assets and liabilities as of December 31, 2016 are as follows:

	As of December 31, 2016
Deferred tax asset:	
Book vs. tax basis difference for fixed assets................................... $	454
Charitable contribution carryover..	795
Future state tax deduction...	79
Accrued bonus..	8,979
Net deferred tax asset...	10,307
Deferred tax liability:	
Book vs. tax basis difference for intangible assets............................	(625,156)
Prepaid insurance..	(11,248)
Net deferred tax liability..	(636,404)
Total deferred tax liability.. $	(626,097)

In accordance with the relevant accounting guidance, the Company has determined that no reserve is required for uncertain tax positions.

The company is subject to U.S. federal income tax as well as various other state income tax. The Company is no longer subject to examination by taxing authorities for the years before 2013, with the exception of the State of California, which has a four year statute.

Note 8: Related Party Transactions

The Parent and the Parent's other wholly owned subsidiaries (the "Subsidiaries") administer day-to-day operations and provide services to the Company such as human resource, information technology, record-keeping and clerical. In addition, the Parent and the Subsidiaries provide the Company's office space. In return, the Company pays the Parent and the Subsidiaries for operating expenses incurred and paid on its behalf in accordance with an established service agreement.

In 2015, we entered into loan agreements with certain employees of the Company; see Note 5 in these notes to our financial statements for further discussion of these loans.

Note 9: Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 promulgated pursuant to the Act, which requires maintaining a minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15

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to 1. Net capital and aggregate indebtedness changes day to day, but as of December 31, 2016, the net capital was $1,090,116, of which $937,946 was in excess of its required minimum net capital of $152,170. The ratio of aggregate indebtedness to net capital as of December 31, 2016 was 2.09.

Note 10: Subsequent Events

The Company has evaluated events occurring after December 31, 2016 and has concluded that the following acquisitions require disclosure. Effective January 1 and February 1, 2017, the Company acquired substantially all of the assets of Hubbard Bert and Employees Research Group ("ERG"), respectively, for consideration of cash.

Due to the timing of the acquisitions, the allocation of the purchase price has not been determined as of the date these financial statements were available to be issued. To fund the acquisitions, the Parent made a capital contribution of $800,000 in January. The unaudited provisional purchase price allocation for the acquisition is summarized in the table below:

	Unaudited		
	Hubbard Bert	ERG	Total Acquisitions
Consideration paid:			
Cash..	$ 700,000	$ 113,000	$ 813,000
Contingent earnout consideration payable..........	63,042	-	63,042
Total purchase price............................	$ 763,042	$ 113,000	$ 876,042
Allocation of purchase price:			
Intangible assets:			
Goodwill.......................................	$ 381,521	$ 56,500	$ 438,021
Customer relationships..........................	381,521	56,500	438,021
Total assets acquired...........................	763,042	113,000	876,042
Net fair value of assets acquired................	$ 763,042	$ 113,000	$ 876,042

The purchase price allocation presented herein is subject to review within the first year of operations to determine the necessity of adjustments.

Crowe Horwath

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Hub International Investment Services Inc.

We have reviewed management's statements, included in the accompanying Hub International Investment Services, Inc.'s Exemption Report pursuant to Rule 17a-5(d), in which (1) Hub International Investment Services Inc. (the Company) identified the Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 15c3-3 (the Exemption Provisions) and (2) the Company stated that the Company met the identified Exemption Provisions throughout the period from January 1, 2016 to December 31, 2016 without exception. The Company's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
February 28, 2017

1



HUB International Investment Services

2393 Townsgate Road, Suite 101
Westlake Village, CA 91361

(805) 879-9576

Denise R. Scher
President & Chief Compliance Officer

Direct (805) 879-9576
Fax (805) 832-6447

February 28, 2017

Hub International Investment Service, Inc.'s Exemption Report

Hub International Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3. The Company met the identified exemption provisions under the claim exemption Rule 15c3-3(k)(2)(i) of the Act throughout the period from January 1, 2016 to December 31, 2016 without exception.

Hub International Investment Services

I, Denise Scher, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Denise Scher_

Title: President and Chief Compliance Officer